Exhibit (a)(2)(i)
February 17, 2005
To the Stockholders of Tickets.com, Inc.:
      I am pleased to inform you that Tickets.com, Inc. (“Tickets.com”), MLB Advanced Media L.P. (“Parent”), and MLBAM Acquisition Corp. (“Purchaser”), have entered into an Agreement and Plan of Merger, dated as of February 14, 2005 (“Merger Agreement”), pursuant to which Purchaser will commence a cash tender offer (“Offer”) to purchase all of the outstanding shares of Tickets.com’s common stock for $1.10 per share net in cash, without interest. Under the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into Tickets.com in which any remaining shares of Tickets.com’s common stock (other than certain shares owned by Tickets.com and its affiliates, Parent and its affiliates, and shares held by stockholders that have properly exercised their dissenters’ rights under Delaware law) will be converted into the right to receive $1.10 per share of common stock, net in cash without interest (“Merger”). The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer such number of shares of common stock which, together with the shares of common stock into which the warrants and shares of preferred stock to be acquired by Purchaser pursuant to a securities purchase agreement are exercisable or convertible, represents at least 90% of all of the Shares assuming the exercise of such warrants and conversion of such preferred stock into Common Stock. MLB Advanced Media L.P. is the interactive media and Internet company of Major League Baseball.
      A Special Committee of the Board of Directors of Tickets.com consisting entirely of independent directors (“Special Committee”), by unanimous vote, (i) determined that each of the Offer and the Merger are fair to and in the best interests of the stockholders of Tickets.com’s common stock, other than certain holders of preferred stock and their affiliates, (ii) approved and declared advisable the Offer and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and (iii) recommended to the Tickets.com Board of Directors that it approve and declare advisable the Merger and recommend it to Tickets.com’s stockholders. The Board of Directors subsequently declared advisable the Merger and recommended it to Tickets.com’s stockholders.
      In arriving at its recommendation, the Special Committee gave careful consideration to a number of factors described in the attached Schedule 14D-9, including the opinions received by Perseus Advisors LLC and Houlihan Lokey Howard & Zukin Financial Advisors, Inc., that, subject to certain conditions, the price of $1.10 per share in cash is fair, from a financial point of view, to the holders of Tickets.com’s common stock, other than certain holders of preferred stock and their affiliates.
      In addition to the attached Schedule 14D-9 relating to the Offer and the Merger Agreement, also enclosed is the Offer to Purchase, dated February 17, 2005, of Purchaser and a Letter of Transmittal to be used for tendering your shares of common stock. These documents set forth the terms and conditions of the Offer and the Merger Agreement and provide instructions as to how to tender your shares. We urge you to read the enclosed material carefully.

Sincerely,

Ronald Bension
Chief Executive Officer